

March 29, 2012

<u>Via E-Mail</u>
Douglas Wright
Executive Vice President and Chief Financial Officer
Intermountain Community Bancorp
414 Church Street
Sandpoint, ID 83864

> **Re: Intermountain Community Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 13, 2012**
> **File No. 000-50667**

Dear Mr. Wright:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Proposal No. 2 – Approval of an Amendment to our Articles to Provide for Non-voting Common Stock</u>

<u>General, page 32</u>

1. Revise to disclose the dilutive effect on ownership and book value to existing holders resulting from the fully converted and fully exercised securities issued in the purchase agreement.

2. It appears the preferred and non-voting common holders have provisions similar to poison pill features, e.g., it appears from holders of preferred and non-voting can prevent a merger. Please revise the subsection on page 34, "Potential effects …" to use bold type to explain if this is the case and also disclose any other effects that may be material to holders of voting common.

<u>Reasons for Proposed Amendment, page 33</u>

3. We are complimenting our previously issued comment number 7 from our letter dated March 27, 2012. In this regard, revise to add a subsection captioned "Background of the Stock Purchase Agreement" and include in that section the information requested in our previous comment and the following information:

- details of the original stock purchase agreement including who negotiated the terms;
- the reasons why the deal was terminated including specific details of regulatory ownership limits and the approval process by regulatory authorities of the proposed purchasers with dates;
- why and by whom the purchase agreement was renegotiated and why the securities issued were different than the original purchase agreement;
- when the securities were issued and the proceeds were received;
- who received the approximate $5 million in fees/expenses paid as part of the purchase and whether any of the parties have received any other fees from the registrant during the last three years; and
- the regulatory ownership limits on these new purchasers and by whom are they set, e.g., company, state, FDIC, etc.

<u>Incorporation by Reference, page 60</u>

4. It does not appear that you meet the requirements for use of Form S-3 and therefore cannot incorporate documents by reference. Please revise as appropriate.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

cc.   <u>Via E-mail</u>
        Casey M. Nault
        Graham & Dunn PC